Exhibit 8

INTERNET GOLD – GOLDEN LINES LTD.
SUBSIDIARIES

Name	Place of Incorporation	Percentage of Ownership

012 Smile.Communications Ltd.	Israel	74.79%
Smile.Media Ltd.	Israel	100%
Internet Gold International Ltd.	Israel	100%
IG Vest Ltd.*	Israel	100%

Subsidiary of 012 Smile.Communications
012 Telecom Ltd.	Israel	100%

Subsidiaries of by Smile.Media
Start Net Ltd.	Israel	100%
Nirshamim Lalimudim Ltd.	Israel	100%
Hype Active Media Ltd.	Israel	52%
Seret Israel's Movies Portal Ltd.	Israel	51%

The Money Interactive Ltd. *	Israel	100%
Smile.Limudim Ltd.	Israel	100%

* Inactive.